UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

(Translation of registrant’s name into English)

35 Tampines Street 92
Singapore 528880

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 16, 2024, WEBUY GLOBAL LTD (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 5,372,792 shares of Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.000000385 per share, at a purchase price of $0.1756 per share; and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 15,640,447 Class A Ordinary Shares (the “Warrant Shares”) at a purchase price of $$0.1755 to the purchase price for Shares, less the exercise price of $0.0001 per share.

On December 17, 2024, pursuant to a notice of exercise of 3,500,000 Warrant Shares from an investor dated December 16, 2024, the Company issued 8,872,792 Class A Ordinary Shares and Pre-Funded Warrants to purchase 12,140,447 shares of Class A Ordinary Shares.

From December 20, 2024 to January 3, 2025, pursuant to five notices of exercise of the Pre-Funded Warrants from an investor, the Company issued an aggregate of 12,140,447 Class A Ordinary Shares.

Upon completion of these share issuances, as of the date of this report, the Company has 71,337,304 Class A Ordinary Shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

By:	/s/ Bin Xue
Name:	Bin Xue
Title:	Chief Executive Officer

Date: January 6, 2025

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